Santos Ltd
A.C.N. 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

82-34

Santos



Date: Wed 30 Jan 2002 12:50:31 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: News Release - 4Q Activities Report

Number of pages (incl. cover sheet): 8

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Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

30 January 2002

2001 Fourth Quarter Activities Report

The fourth quarter produced some pleasing results.

Total production was 14.5 million barrels of oil equivalent (boe), 8% higher than the 2000 fourth quarter.

Total sales volumes were 14.2 million boe, an increase of 5% (reflecting increased sales of gas and liquids).

Quarterly sales revenue was $333m. This was a good result, given that the average USD oil price received was 35% below the 2000 fourth quarter. The impact of the oil price fall on revenue was limited by the increase in total sales volumes and the lower Australian dollar. Quarterly sales revenue of $333m was higher than any level achieved prior to 2000.

Full Year sales revenue was $1460m, the second highest on record.

US gas prices received during the fourth quarter were around half those received 12 months previously but still 52% higher than Australian prices received in the fourth quarter.

John Ellice-Flint
Managing Director

For further information, contact:

For further information contact Graeme Bethune, General Manager Finance and Investor Relations on (08) 8218 5157 or 0419 828 617.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

STOCK EXCHANGE REPORT FOR QUARTER ENDING 31 DECEMBER 2001

(All comparisons made against 2000 fourth quarter unless otherwise indicated)

1. PRODUCTION

Total production volumes increased by 8.0% to 14.5 mmboe.

Sales gas and ethane production increased by 10.4% to 57.2 PJ due to increased production in the Cooper Basin, United States, Carnarvon and Otway Basins. Queensland Cooper Basin sales gas production increased by 43.4% to 20.8 PJ from 14.5 PJ due to the commissioning of new fields.

Oil production increased by 5.5% to 3.3 million barrels due to production from the Legendre oil field. Legendre oil production averaged 33,330 barrels of oil per day (bopd) (7519 bopd Santos share) an increase from the 26,729 bopd (6,030 bopd Santos share) produced in the third quarter of 2001. Elang 2 remained shut-in from mid-August due to a heat exchanger problem and came back on stream on 1 January.

Condensate production declined by 4.2% to 0.855 million barrels of condensate, due to a fall in East Spar production as a result of the repayment of gas by the Harriet Joint Venture in accord with long-term back up agreements.

LPG production increased by 7.8% to 68.0 thousand tonnes due to an increase in production from the Cooper and Surat Basins.

Total US production was 143% higher due to successful exploration and acquisition activity.

2. SALES VOLUMES AND REVENUES

Sales volumes during the fourth quarter were 14.2 mmboe, an increase of 5.3%. The increase in sales volumes largely reflects increased sales of gas and gas liquids.

Sales revenues declined by 15.3% to $333.5 million. This reflects the lower oil prices which prevailed during the quarter.

3. HEDGING

At the end of the September quarter Santos had 7% of oil and liquids hedged. At the end of the December quarter all commodity hedge contracts had expired. Expenditure arising from the Bayu/Undan gas liquids project was funded by further draw downs of US dollar debt. This debt is to be repaid from US dollar revenues from the Bayu/Undan project expected in 2004 and 2005.

As at December 31 2001				
	2002	2003	2004	2005
Currency				
Total (US$m)	75	51	55	46
Avg. exchange rate	0.6348	0.7076	0.6127	0.6127

4. EXPLORATION

Expenditure on exploration was $35.9 million compared with $40.3 million in the same period last year.

Fourth Quarter Exploration Activity

Well	Basin	Target	License	Santos Interest	Result
Bootes Creek 1	Bowen Basin	Gas	ATP 337P	50.00	P&A
Carbine 1	Browse	Oil	WA 283-P	27.50	P&A
Marabou 1/ST 1	Browse	Oil	WA 281-P	27.50	P&A
Poole GU1	Gulf of Mexico	Gas	Lafite Allen Dome	40.00	TA
Poole GU2	Gulf of Mexico	Gas	Lafite Allen Dome	40.00	Drilling
Moomba 153/DW 1	Eromanga Basin	Oil	PPL 9	97.90	C&S
Naylor South 1	Otway	Gas	PEP 154	90.00	P&A
Quasar South East 1	Cooper/Eromanga	Gas	ATP 259 P	60.06	C&S
Tellus South 1	Cooper/Eromanga	Gas	ATP 259 P	60.06	C&S
Perak Barat Laut 1	Indonesia	Gas	Korinic-Baru PSC	61.11	C&S
Korinci Utara 1	Indonesia	Gas	Korinic-Baru PSC	61.11	P&A

During the fourth quarter Santos USA participated in two onshore gas exploration wells, Poole GU1 and 2. Poole GU1 was temporarily abandoned and Poole GU2 spudded on 31 December.

In Indonesia a three-well near-field exploration program in a number of gas fields within the onshore Korinci-Baru PSC commenced with Korinci-Utara 1 spudded on 26 December which was subsequently plugged and abandoned at a total depth of 1,050 metres. Perak Barat Laut-1 spudded on December 6 and reached a total depth of 505 metres. The well intersected five metres gross, 3.5 metres of net gas pay at 200 metres and was suspended as a future gas producer.

During the fourth quarter 546 square kilometres of 3D seismic was acquired in offshore Southern Australia as part of the farm-in to Vic/P44. In Offshore Australia 1026 kilometres of 2D seismic were acquired in WA-242-P and 140 kilometres of 2D seismic in WA-264-P.

5. DEVELOPMENT

Development expenditure increased to $163.6 million. Higher development expenditure reflects the company's ongoing development drilling program in both onshore and offshore Australia and the United States as well as continued development of the Bayu/Undan liquids projects in the Timor Sea.

In the Cooper Basin development activity was mainly focussed on the gas program. Development activity included the drilling of ten appraisal and three development wells. Two gas development and one oil development well commenced drilling during the quarter and all were cased and suspended. Nine gas appraisal wells were drilled in the quarter. Of the nine wells, seven were cased and suspended. Fourteen wells were completed and placed on production and eleven wells were fracture stimulated to enhance productivity.

During the fourth quarter in the south west Queensland section of the Cooper Basin, two wells were drilled in the Barrolka field. Barrolka 6 and 8 were drilled under-balanced with nitrogen to mitigate formation damage which has been a contributing cause of poor flow rates in certain parts of the Cooper Basin. Barrolka 6 intersected a tight reservoir flowing gas at 2,850 cubic metres per day (0.10 million cubic feet/day) and was plugged and abandoned. Barrolka 8 was suspended as a Permian Toolachee Formation producer flowing gas at 23,100 cubic metres (0.81 million cubic feet). The poor flow rates recorded from the recent Barrolka wells have highlighted the variable deliverability within the field.

Work continued at Scotia in preparation for gas production start-up in April 2002. During the quarter, a number of wells were completed and tested and on-site construction work commenced on the facilities.

At the SE Gobe field in Papua New Guinea additional gas handling facilities are being installed which will help reduce the production decline of the field.

In Indonesia, Oyong 3, a follow up well to Oyong 1 and 2 was drilled and penetrated a gross oil column of approximately 19 metres in a good quality reservoir. Logs indicated an oil water contact the same as encountered in Oyong 1 and 2. The acquisition of 3D seismic over the Oyong field will commence in the first quarter of 2002.

In the Onshore Otway Basin, the Heytesbury plant upgrade continued into Stage 2 and included pre-construction work on the plant's slug catcher. Work on the Western pipeline continues and pre-construction work on the McIntee 1, Croft 1 and Naylor 1 gathering pipeline began.

Development activity in Santos' offshore operations was mainly focussed on the Bayu/Undan project. During the quarter the Barrow Island Windalia infill-drilling program continued and at the end of the quarter all eight planned wells had been drilled, fracced and completed with first production coming on line in November. The infill drilling program has resulted in increased production of 400 barrels of oil per day (115 Santos net) which partially offsets natural field decline.

In the United States, Runnells 7 reached a total depth of 4572 metres after drilling an additional 122 metres to test a deeper pay interval. At this depth it logged 35 metres of net Frio gas sand. It was production tested at an unstimulated daily flow rate of 623,000 cubic metres per day (21.9 million cubic feet per day) of natural gas and over 80 cubic metres per day of condensate. Runnells 7 is the third well in the structure and has proved a further 9 metres of gas column. First production commenced on 12 December and it is currently producing at 186,691 cubic metres per day (6.6 million cubic feet of gas per day).

During the quarter Henderson 1 was completed and is currently producing at 207,759 cubic metres of gas per day (7.3 million cubic feet of gas per day). Garcia Perez 1 was drilled during the quarter and completed in January 2002, with first gas sales on 15 January 2002. The current rate is 145,122 cubic metres of gas per day (5.1 million cubic feet of gas per day).

Production, Sales and Revenue (Santos Share)					
	Quarter ended			***Full Year Total***	
	Dec-01	***Sep-01***	***Dec-00***	***2001***	***2000***
Sales Gas and Ethane (PJ)					
SA Cooper	22.6	23.6	24.6	93.1	100.0
Qld Cooper	20.8	19.8	14.5	72.6	65.7
Total Cooper Basin	*43.4*	*43.4*	*39.1*	*165.7*	*165.7*
Surat/Denison	2.7	2.7	3.0	10.6	11.2
Amadeus	3.0	2.6	2.8	10.9	10.6
Otway	1.8	1.8	1.0	7.2	4.8
Carnarvon	3.9	5.3	4.9	19.7	19.0
USA	2.4	1.2	1.0	5.2	3.7
Total Production	**57.2**	**57.0**	**51.8**	**219.3**	**215.0**
Total Sales Volume	*53.0*	*59.3*	*50.2*	*217.8*	*213.7*
Total Sales Revenue ($Am)	*147.0*	*168.9*	*144.2*	*617.9*	*588.1*
Crude Oil ('000 bbls)					
SA Cooper	443.2	485.1	391.1	1771.2	1800.4
Qld Cooper	308.7	327.8	347.8	1307.9	1442.4
Total Cooper Basin	***751.9***	***812.9***	***738.9***	***3079.1***	***3242.8***
Surat/Denison	29.5	27.4	29.7	115.8	107.9
Amadeus	68.9	81.4	87.5	306.0	343.1
Elang/Kakatua	134.6	187.8	358.4	870.5	1397.7
Legendre	691.8	554.7		1461.3	
Thevenard	282.0	299.2	337.6	1046.7	1696.8
Barrow	255.8	275.3	298.5	1097.6	1201.6
Jabiru/Challis	84.1	80.7	78.3	288.8	333.2
Stag	858.4	1048.2	1095.4	3736.2	4630.6
SE Gobe	123.9	133.6	108.1	510.7	425.2
USA	41.5	23.0	15.6	83.5	75.2
Other	2.5	3.8	4.2	12.8	17.7
Total Production	**3324.9**	**3528.0**	**3152.2**	**12609.0**	**13471.8**
Total Sales Volume	*3257.5*	*3317.2*	*3592.6*	*12322.4*	*13475.0*
Oil Price (Avg $A / bbl)	*33.97*	*47.23*	*50.30*	*45.53*	*46.54*
Total Sales Revenue ($Am)	*110.6*	*156.7*	*180.7*	*561.0*	*627.1*
Condensate ('000 bbls)					
SA Cooper	317.8	273.4	386.5	1279.2	1440.1
Qld Cooper	288.5	292.7	200.0	1012.7	947.8
Total Cooper Basin	*606.3*	*566.1*	*586.5*	*2291.9*	*2387.9*
Surat/Denison	5.8	5.7	9.0	22.3	21.8
Otway	16.6	19.6	10.4	70.3	53.2
East Spar	209.9	278.6	280.5	1066.3	1079.9
USA	16.1	12.3	5.3	39.4	19.3
Total Production	**854.7**	**882.3**	**891.7**	**3490.2**	**3562.1**
Total Sales Volume	*1076.9*	*859.2*	*820.8*	*3633.9*	*3602.8*
Total Sales Revenue ($Am)	*38.9*	*39.6*	*36.7*	*165.5*	*157.5*

	Quarter ended			Full Year Total	
	Dec-01	**Sep-01**	**Dec-00**	**2001**	**2000**
LPG ('000 t)					
SA Cooper	39.2	39.3	48.3	163.0	177.5
Qld Cooper	27.9	26.7	14.8	92.1	85.6
Total Cooper Basin	*67.1*	*66.0*	*63.1*	*255.1*	*263.1*
Surat/Denison	0.9	0.7		3.3	
Total Production	**68.0**	**66.7**	63.1	**258.4**	**263.1**
Total Sales Volume	*92.4*	*16.4*	*55.8*	*232.9*	*252.9*
Total Sales Revenue ($Am)	*36.9*	*9.7*	*32.3*	*115.3*	*124.4*
TOTAL					
Production (mmboe)	***14.5***	***14.7***	***13.4***	***55.7***	***56.0***
Sales Volume (mmboe)	***14.2***	***14.4***	***13.5***	***55.1***	***55.7***
Sales Revenue ($Am)	***333.5***	***374.9***	***393.9***	***1459.7***	***1497.1***

Exploration and Development Expenditure ($A million)

	Quarter ended			Full Year	
	Dec-01	**Sep-01**	**Dec-00**	**2001**	**2000**
Exploration					
Australia	24.2	16.2	25.9	102.4	68.4
Overseas	11.7	13.6	14.4	48.4	31.7
Total	*35.9*	*29.8*	*40.3*	*150.8*	*100.1*
Development					
Australia	146.7	111.6	117.2	473.1	327.0
Overseas	16.9	11.7	12.1	36.3	13.6
Total	*163.6*	*123.3*	*129.3*	*509.4*	*340.6*
Total Explor & Dev Exp	***199.5***	***153.1***	***169.6***	***660.2***	***440.7***

ABBREVIATIONS

PJ	= petajoule
bbls	= barrels
t	= tonnes
boe	= barrels of oil equivalent
P&A	= plugged and abandoned
C&S	= cased and suspended
TA	= temporarily abandoned

CONVERSIONS

Sales Gas & Ethane:	1 PJ	= 171.937 boe x 10^3
Crude Oil:	1 barrel	= 1 boe
Condensate (Naphtha):	1 barrel	= 0.935 boe
LPG:	1 tonne	= 8.458 boe